United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ☐.)

Press Release

Signature Page

Press Release
CVRD pays 2007 dividend
Rio de Janeiro, October 18, 2007 — Companhia Vale do Rio Doce (CVRD) announces that the Board of Directors has approved the payment of the second tranche of its minimum dividend for 2007, amounting to US$ 825 million, equal to US$ 0.170722943 per common or preferred share in circulation.
The Board has also approved an additional dividend of US$ 225 million, equal to US$ 0.046560802 per common or preferred share in circulation.
Taking into account the first tranche of minimum dividend paid as from April 30 this year, CVRD will pay out to its shareholders a total of US$ 1.875 billion in 2007, equal to US$ 0.558729640 per common or preferred share in circulation. Therefore, dividend distribution in 2007 increased by 44.2% relatively to 2006.
The dividend distribution is consistent with our cash flow and complies with the Brazilian corporate law and with CVRD’s dividend policy.
Dividend payment
The dividend payment will be made as follows:
1.	Dates of payment — As of October 31 in Brazil. As of November 7 for ADR) holders, who will be paid through JP Morgan Chase Bank, N.A., depositary bank for CVRD ADRs.

2.	Conversion to Brazilian reais (R$) — The amounts in BRL were reached using the exchange rate for the sale of US dollars as informed by the Central Bank of Brazil on October 17, 2007 (Ptax — option 5) — R$ 1.8138 per US dollar — as per the procedures published on January 23, 2007.

3.	R$ value of minimum dividend— Distribution of R$ 1,496,385,000.00, equivalent to R$ 0.309657273 per common or preferred share in circulation, is to be paid in the form of interest on capital (JCP).

4.	R$ value of additional dividend— Distribution of R$ 408,105,000.00. Of this amount, R$ 348,965,000.00, corresponding to R$ 0.072213735 per common or preferred share, will be paid in the form of JCP, and R$ 59,140,000.00 in the form of dividends, equivalent to R$ 0.012238248 per common or preferred share.

5.	Total amount — Each shareholder will receive a total of R$ 0.394109256 per common or preferred share — corresponding to US$ 0.217283745 — of which R$ 0.381871008 (US$ 0.210536447) as JCP and R$ 0.012238248 (US$ 0.006747298) as dividends.

6.	Taxation — A withholding income tax will be levied on the amount distributed as JCP, in accordance with prevailing tax code in Brazil.

7.	Record dates — All investors who hold CVRD shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BOVESPA is October 18, 2007. The record date for holders of ADRs traded on the New York Stock Exchange (NYSE) is October 23, 2007.

8.	Ex-dividend trading — CVRD shares will be traded ex-dividend on both stock exchanges, BOVESPA and NYSE, from October 19, 2007.

Press Release

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patrícia Calazans: patrícia.Calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Tacio Neto: tacio.neto@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 18, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations